Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

02 NOV 19 AM 10:49

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

02060441

7th November 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Dairy Farm International Holdings Limited

We enclose for your information a notification dated 7th November 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

encl.

S:\Betty\Dairy Farm\Share Repurchase.doc\6

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Purchase of Own Securities
Released	10:19 7 Nov 2002
Number	4813D

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED ("DFIH")

SHARE REPURCHASE

Please be advised of the following repurchase by DFIH of its ordinary shares in the market:-

Date of repurchase	: 7th November 2002
Total number of shares repurchased	: 57,600 shares
Highest price paid per share	: US$0.810
Lowest price paid per share	: US$0.805

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

7th November 2002

www.dairyfarmgroup.com

END

Jardines

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

30th October 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited ("DFIH")

In accordance with the requirements under the listing rules of the UK Listing Authority, the UK Listing Authority has today been notified on behalf of DFIH, of which Mr Ronald J Floto is a Director, of the following Director's share transaction:

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired	Price Per Share
Ronald J Floto	Acquisition of DFIH ordinary shares	29/10/2002	+57,600	US$0.810
			+9,900	US$0.805

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary